CARY STREET PARTNERS LLC

Statements of Financial Condition

December 31, 2017 and 2016

SEC ID 8 - 66085

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

CARY STREET PARTNERS LLC

Table of Contents



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Managers
Cary Street Partners LLC
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying statements of financial condition of Cary Street Partners LLC (the "Company") as of December 31, 2017 and 2016, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2007.

February 26, 2018
Glen Allen, Virginia

Certified Public Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

CARY STREET PARTNERS LLC

Statements of Financial Condition
December 31, 2017 and 2016

Assets	2017	2016
Cash and cash equivalents	$ 741,218	$ 586,368
Investments	157,716	165,613
Receivables from clearing broker	1,081,925	1,005,229
Other receivables	20,500	212,751
Property and equipment, net	50,268	78,638
Intangible assets, net	4,440,605	5,249,153
Due from related party	13,838	-
Other assets	126,041	124,335
Total assets	$ 6,632,111	$ 7,422,087
Liabilities and Member's Equity		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$ 1,197,052	$ 1,050,643
Due to related party	-	309,806
Total liabilities	1,197,052	1,360,449
Member's equity	5,435,059	6,061,638
Total liabilities and member's equity	$ 6,632,111	$ 7,422,087

See accompanying notes to financial statements.

CARY STREET PARTNERS LLC

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Cary Street Partners LLC (the "Company") is a limited liability company organized in the Commonwealth of Virginia in 2002 and is 100% owned by Luxon Financial LLC (the 'Parent Company'). The Company earns revenue from merger and acquisition advisory services as well as providing financial services to both retail and institutional clients. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker-dealer and forwards all transactions to a clearing broker-dealer on a fully disclosed basis. The Company's operations are funded by capital contributions from the Parent Company. The Parent Company has forecasted positive operating cash flow for 2018 and plans to continue to fund operations as necessary.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash and cash equivalents in broker-dealers offering protection for cash by the Securities Investor Protection Corporation ("SIPC") up to $250,000. In addition, the Company diversifies holdings in multiple broker-dealers to reduce the exposure of exceeding the SIPC limit.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments: The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see Note 2).

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting. Management has determined that no allowance is necessary at December 31, 2017 and 2016.

3

1. **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and routine repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation on property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported in the current year's operations. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 5 years.

Intangible Assets: Intangible assets represent the value attributable to the client lists of the Fredericksburg Wealth Management Group and Riverstone Wealth Management and the associated generation of future net profits for the Company. The intangible assets are being amortized over their expected lives of 15 and 10 years, respectively.

As required by FASB guidance, the Company performs an impairment test of the brokerage intangible, when indicators of impairment exist. The Company did not record an impairment charge for 2017 or 2016.

Income Taxes: The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code, which provides that the member is taxed on the Company's taxable income or loss. Similar provisions apply for state income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2017 or 2016. The Company is not currently under audit by any tax jurisdiction.

1.   **Summary of Significant Accounting Policies, Continued:**

Subsequent Events: Management has evaluated subsequent events through February 26, 2018, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2.   **Fair Value Measurements:**

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

2.   **Fair Value Measurements, Continued:**

Assets and liabilities measured at fair value on a recurring basis at December 31, 2017, include the following:

| | Fair Value Using | | | Assets/Liabilities |
	Level 1	Level 2	Level 3	at Fair Value
Assets:				
Investments	$ -	$ -	$ 157,716	$ 157,716
Total assets	$ -	$ -	$ 157,716	$ 157,716

Assets and liabilities measured at fair value on a recurring basis at December 31, 2016, include the following:

| | Fair Value Using | | | Assets/Liabilities |
	Level 1	Level 2	Level 3	at Fair Value
Assets:				
Investments	$ -	$ -	$ 165,613	$ 165,613
Total assets	$ -	$ -	$ 165,613	$ 165,613

The following table provides reconciliation between the beginning and ending balances of assets and liabilities measured at fair value on a recurring basis in the table above that used significant unobservable inputs (Level 3):

	2017	2016
Balance, beginning of year	$165,613	$ 50,666
Equity based revenue	-	116,526
Distribution	(7,897)	(1,579)
Balance, end of year	$157,716	$165,613

As of December 31, 2017 and 2016, the Company had ownership in three privately held companies. The investments were received as part of Investment Banking transactions in 2011, 2012 and 2016. The Company utilizes the market approach in valuing the investments and considers such factors as liquidity and marketability in determining fair value.

The Company has included liquidity, minority, and other discounts ranging from 25% to 40% as of 12/31/2017 and 25% to 60% as of 12/31/2016 in determining the fair values of the three investments.

3. **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2017	2016
Computer equipment	$ 159,197	$159,197
Furniture and fixtures	402,540	402,541
Software	7,520	7,520
	569,257	569,258
Less accumulated depreciation	(518,989)	(490,620)
Property and equipment, net	$ 50,268	$ 78,638

4. **Intangible Assets:**

The Company's intangible assets consisting of client lists were recorded from the June 2007 purchase of Fredericksburg Wealth Management Group and the December 2013 purchase of Riverstone Wealth Management. At December 31, 2017, the balance of the client lists was $4,440,605, net of accumulated amortization of $7,961,289. At December 31, 2016, the balance of the client lists was $5,249,153, net of accumulated amortization of $7,152,741.

5. **Lease Commitments:**

The Company leases equipment and commercial office space in Virginia, Georgia, North Carolina and Texas under operating lease agreements that expire between November 2018 and September 2021.

Minimum future payments under noncancellable operating leases at December 31, 2017 for the next five years are as follows:

2018	$ 750,869
2019	698,147
2020	507,959
2021	206,945
	$ 2,163,920

6.   Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors.   The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreements between the Company and its clearing broker provide that the Company is obligated to assume any exposure related to nonperformance by its customers.

If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations.   The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

7.   Related Party Transactions:

The Company is part of a larger financial services organization and routinely conducts intercompany transactions with Luxon Financial LLC (the "Parent Company"). The intercompany balance, presented as due to or due from related party in the accompanying statements of financial condition, consists of various transactions related to the operations of the Parent Company and its subsidiaries, including the Company. The balance in the intercompany account at any point in time may be a net receivable or payable depending upon the amount of each transaction relative to another as follows:

- Cash transferred from the Company to the Parent Company creates a receivable due from the Parent Company.
- Expenses paid on the Company's behalf by the Parent Company create a payable due to the Parent Company.   The debit to expense on the Company's statement of operations is offset by a credit to the intercompany account with the Parent Company. In some cases, the expense paid by the Parent Company is allocated among the entities based on the number of employees at each organization or certain predetermined percentages as set forth in the expense-sharing agreement.
- If the payable to the Parent Company increases to an amount that leads senior management to determine that it should be forgiven, an irrevocable capital contribution is recorded effectively reducing the payable and increasing the Company's paid in capital. The Parent Company acquires capital through investments by partners and other investors.

The Company had a receivable from the Parent Company of $13,838 at December 31, 2017 and a payable due to the Parent Company of $309,806 at December 31, 2016.

7. **Related Party Transactions, Continued:**

The Company's affiliate, Cary Street Partners Investment Advisory LLC (the "RIA"), provides investment advisory services to the Company and its clients pursuant to an Investment Consulting Services Agreement.

The Company entered into a five year lease in June 2015 with Shockoe Properties, LLC. In April 2017, the lease agreement was amended to terminate the lease effective June 30, 2018. A former Managing Director of the Company is a member in Shockoe Properties, LLC.

The Company entered into a five year lease in June 2015 for its Fredericksburg, Virginia office space with 250 Executive Center Parkway, LLC. A Managing Director of the Company was a member in 250 Executive Center Parkway, LLC during part of 2016.

8. **Indemnifications:**

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were, serving at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia; however, the Company's insurance policies serve to further limit its exposure.

9. **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $626,817, which was $547,013 in excess of required minimum net capital of $79,804. The Company's net capital ratio was 1.91 to 1. At December 31, 2016, the Company had net capital of $232,223, which was $141,526 in excess of the required minimum net capital of $90,697. The Company's net capital ratio was 5.86 to 1.

The Company does not carry the accounts of its customers and accordingly is exempt from Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.